Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 22, 2008
Item 3	News Release The news release dated February 22, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4

Summary of Material Change

Silver Standard Resources Inc. announced the pricing of its previously announced offering of US$120 million (US$138 million if the overallotment option granted to the initial purchasers is exercised in full) aggregate principal amount of senior unsecured convertible notes due March 1, 2028 made pursuant to private placement exemptions.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 22, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 22nd day of February, 2008

February 22, 2008	News Release 08-03

SILVER STANDARD PRICES US$120 MILLION CONVERTIBLE NOTES OFFERING

Vancouver, B.C. -- Silver Standard Resources Inc. (“Silver Standard”) announced today the pricing of its previously announced offering of US$120 million (US$138 million if the overallotment option granted to the initial purchasers is exercised in full) aggregate principal amount of senior unsecured convertible notes due March 1, 2028 (the “Convertible Notes”) made pursuant to private placement exemptions.  The Convertible Notes are being offered and sold at a price of 100% of their face value and will bear interest at a rate of 4.5% per year.  Silver Standard expects to receive net proceeds of approximately US$115.6 million (or approximately US$133.1 million if the overallotment option is exercised in full) from the offering of Convertible Notes, after payment of the commissions to the initial purchasers and expenses of the offering.

Silver Standard intends to use part of the net proceeds of the offering to finance a portion of the development costs of its Pirquitas Project and to use the balance of the net proceeds for the exploration of its other properties, for working capital and for general corporate purposes.

The Convertible Notes will be convertible into Silver Standard common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, upon specified events.  On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at Silver Standard’s election, in lieu of such common shares, cash or any combination of cash and common shares).  In addition, if certain fundamental changes to Silver Standard occur, holders of the Convertible Notes may be entitled to an increased conversion rate.  The Convertible Notes will be convertible into Silver Standard common shares at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Convertible Notes converted, representing an initial conversion price of approximately US$43.33 per common share, which is approximately 130% of the closing price of Silver Standard’s common shares on the Nasdaq Global Market on February 21, 2008.  The offering of Convertible Notes is expected to close on February 27, 2008, subject to receipt of any required regulatory approvals and the satisfaction of customary closing conditions.

Holders of the Convertible Notes will have the right to require Silver Standard to repurchase all or part of their Convertible Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Convertible Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date.  Silver Standard shall pay the purchase price in cash.  On and after March 5, 2013, Silver Standard may redeem all or part of the Convertible Notes for cash at a redemption price equal to 100% of the principal amount of the Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The offering is being made pursuant to Rule 144A and Regulation S under the Securities Act of 1933 (the “Act”).  The offering has not been and will not be registered under the Act, and none of the Convertible Notes or any Silver Standard common shares issuable upon any conversion of the Convertible Notes may be offered or sold in the United States absent registration under the Act or the availability of an applicable exemption from registration requirements.  Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward looking statements, including expectations that the offering described in this news release will be successfully completed, or completed on terms consistent with the terms described herein, are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Source: Silver Standard Resources Inc.